UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

843395104

(CUSIP Number)

Castle Creek Capital Partners IV, LP

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 843395104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,694,876 (1)
	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,694,876 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,876 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)                                 See Item 5 hereto.

1	NAME OF REPORTING PERSONS Castle Creek Capital IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (See Instructions) (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,694,876 (1)
	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,694,876 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,876 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 See Item 5 hereto.

Item 1.                   Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on June 27, 2017 (the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Southern National Bancorp of Virginia, Inc. (the “Issuer” or the “Company”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 1 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 2.                   Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak as reporting persons.  Following the recent establishment of a six-person investment committee by Castle Creek Capital IV LLC (“CCC IV”), the general partner of Castle Creek Capital Partners IV, LP (“Fund IV”), no person other than Fund IV and CCC IV presently has beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock held by Fund IV.

Item 3.                   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 6, 2020, Fund IV sold an aggregate of 531,000 shares of Common Stock for gross consideration of $5,310,000.

Item 4.                   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons intend to evaluate the desirability of effecting additional dispositions of Common Stock and may dispose of the Common Stock at any time, subject to market conditions and other investment considerations.

Item 5.                   Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	2,694,876	11.1%	0	2,694,876	0	2,694,876
Castle Creek Capital IV LLC (1)	2,694,876	11.1%	0	2,694,876	0	2,694,876

(1)   CCC IV disclaims beneficial ownership of the Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(2)   This calculation is based on 24,368,853 shares of Common Stock outstanding as of July 31, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020

(c)

On November 6, 2020, Fund IV sold 531,000 shares of Common Stock at a price of $10.00 per share.

Item 7.                   Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of November 10 2020, by and between Castle Creek Capital Partners IV LP and Castle Creek Capital IV LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2020

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D/A NO.1 (SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.)